NEWS RELEASE

Exhibit 99.5

Lithium Argentina Reports Third Quarter 2025 Results

and results of PPG Scoping Study

November 10, 2025 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its third quarter 2025 results1.

The Company will hold a webcast and conference call at 8:00am today to discuss its third quarter 2025 result. Additionally, Sam Pigott, Chief Executive Officer of Lithium Argentina, Wang Xiaoshen, Chief Executive Officer of Ganfeng Lithium Group Co., Ltd. (“Ganfeng”) along with other members of their executive teams will join the call to discuss the results of the Pozuelos Pastos Grandes (the “PPG Project” or “PPG”) Scoping Study and development plans in Argentina.

Sam Pigott, Lithium Argentina’s President and CEO, commented:

“The third quarter demonstrated continued operational performance and the benefits of our ongoing initiatives to optimize production, enhance process efficiency and reduce long-term costs. We remain confident in exceeding the low-end of our 2025 targets.

While optimization work continues, we are very encouraged by the plant’s performance, with production rates sustaining around 90% of nameplate capacity or higher for extended periods. Looking ahead to 2026, our focus is on maintaining higher production levels while implementing targeted long-term improvements to further strengthen the business.

On the balance sheet, we were pleased to announce a new $130 million, six-year debt facility from Ganfeng. This facility provides additional flexibility to optimize our capital structure at the corporate level and further enhance shareholder value.

Concurrent with our quarterly results, we also released the PPG Scoping Study, marking a pivotal milestone in advancing what we believe will become one of the world’s most significant new lithium operations. This study confirms a clear pathway to large-scale, low-cost production in Salta, reinforcing our confidence in the long-term growth of lithium demand and Argentina’s role in a globally diversified lithium supply chain.”

Highlights

Cauchari-Olaroz2

•
Production: Lithium carbonate production totaled approximately 8,300 tonnes in the third quarter of 2025. The operation focused on improving consistency while implementing improvements designed to enhance long-term efficiency to better position the operation in the future.
o
Lithium carbonate production for the nine months ended September 30, 2025, was approximately 24,000 tonnes, keeping the project on track to surpass the low end of the 2025 guidance of 30,000 – 35,000 tonnes.
•
Operating Costs: The cost of sales for the third quarter of 2025 was $57 million, with cash operating costs of $6,285 per tonne3 of lithium carbonate sold.
o
For the nine months ended September 30, 2025, cash operating costs per tonne totaled about $6,3223. Third quarter costs were impacted by the recognition of deferred maintenance cost as part of ongoing optimization programs designed to further reduce costs.

1 Unless otherwise stated, results are presented in United States dollar

2 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%

3 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.

Earnings Release:

Third Quarter 2025

NEWS RELEASE

•
Pricing: Revenue for the third quarter of 2025 totaled $58 million, with an average realized price4 of approximately $7,522 per tonne of lithium carbonate sold.
o
At current lithium prices, the realized price for Cauchari-Olaroz is approximately $9,200 per tonne which reflects recovery in market pricing seen since July of this year.

Regional Growth and Cauchari-Olaroz Expansion

•
Regional Growth: The results of a comprehensive Scoping Study ("Scoping Study") for PPG5, for up to 150,000 tpa of lithium carbonate equivalent (“LCE”) lithium were disclosed by Lithium Argentina.
o
Highlights from the Scoping Study include.
▪
An after-tax NPV8% of $8.1 billion and an IRR of 33% at $18,000/t price for lithium carbonate.
▪
The consolidated PPG Project hosts a 15.1 Mt LCE measured and indicated resource, placing it among the largest undeveloped lithium brine resources.
▪
Operating cash cost6 of $5,027/t estimated, positioning the PPG Project favorably amongst existing low-cost operations.
▪
Initial capital cost for Stage 1 is estimated at $1.1 billion, including contingency.
o
Environmental permit secured from the Government of Salta for Stage 1 of PPG, following a rigorous 14-month review process.
o
Upon closing a previously announced new joint venture consolidating three projects (the “New JV”), Ganfeng will hold 67% and Lithium Argentina 33% of PPG.
o
Ganfeng and Lithium Argentina are jointly exploring financing options, including collaboration with potential customers and strategic partners for offtake and minority ownership interests.
•
Cauchari-Olaroz (Stage 2) Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 45,000 tpa of LCE (“Stage 2”).
o
Engineering of the 5,000 tpa demonstration plant continues in China with installation in Argentina targeted for 2026.
•
RIGI Investment Regime: Applications for Cauchari Stage 2 and PPG are being prepared under Argentina’s large investments’ incentive regime (“RIGI”) to support potential tax and fiscal benefits.

Financial and Corporate

•
As of September 30, 2025, Lithium Argentina held $64 million in cash and cash equivalents.
•
As of September 30, 2025, Cauchari-Olaroz had $231 million of net debt on a 100% basis.
•
In August 2025, Ganfeng agreed to provide Lithium Argentina with a 6-year, $130 million facility at an interest rate of SOFR plus 2.5% (“Debt Facility”), expected to close early 2026 with completion of the New JV enhancing liquidity and supporting the refinancing of existing corporate debt.

4 Refer to section titled “Non-IFRS and Other Financial Measures” below.

5 All dollar figures are in United States dollars and are on a 100% basis unless otherwise indicated. The Company expects to file a technical report relating to the Scoping Study, prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and Subpart 1300 of Regulation S-K (“SK 1300”), within 45 days.

6 Refer to section titled “Non-IFRS and Other Financial Measures” below.

Earnings Release:

Third Quarter 2025

FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

(in US$ million except per share information)	Three Months ended September 30,
	2025	2024
	$	$
Expenses	(60.4)	(8.8)
Net loss	(64.5)	(2.4)
Loss per share – basic	(0.40)	(0.01)
Loss per share – diluted	(0.40)	(0.01)

(in US$ million)	As at September 30, 2025	As at December 31, 2024
	$	$
Cash and cash equivalents	64.0	85.5
Total assets	1,078.7	1,131.2
Total liabilities	(251.7)	(240.3)

During the three months ended September 30, 2025, the Company reported a net loss of $64.5 million, compared to a net loss of $2.4 million in the prior-year period. The higher loss was primarily driven by a larger share of loss from the Cauchari-Olaroz Project totalling $52.5 million, which reflects current period losses of $26.4 million (mostly due to non-cash foreign exchange loss) as well as the recognition of previously unrecognized losses from 2024 of $26.1 million following the capitalization of certain loans to Minera Exar’s equity. These impacts were partially offset by a deferred tax recovery of $1.8 million, lower exploration expenditures, and slightly reduced general and administrative costs compared to Q3 2024.

This news release should be read in conjunction with Lithium Argentina’s unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three and nine months ended September 30, 2025, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

Earnings Release:

Third Quarter 2025

RECONCILIATION TO NON-GAAP MEASURES					YTD
(Exar on a 100% basis)		Q1 2025	Q2 2025	Q3 2025	September 30, 2025
In USD millions (unless stated otherwise)
Cost of sales	M$	54	63	57	174
(-) Depreciation and inventory net realizable value adjustments	M$	(12)	(15)	(13)	(40)
(+) General & administration and sales logistics	M$	5	4	4	15
C1: Cash Operating Costs	M$	47	53	49	149
(+) Selling costs, duties and royalties	M$	2	2	2	6
C2: Total Cash Costs	M$	49	55	51	155
Li2CO3 Shipments (dry base)	tns	7,146	8,635	7,775	23,556
C1 Total Cash Operating Costs per tonne	M$/tn	6,634	6,098	6,285	6,322
C2 Total Cash Costs per tonne	M$/tn	6,875	6,366	6,514	6,569

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Average realized lithium price

Lithium Argentina reports “average realized lithium price” as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

Current liabilities excluding equity-settleable Convertible Notes

Lithium Argentina reports “current liabilities excluding equity-settleable Convertible Notes” as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Current liabilities excluding equity-settleable Convertible Notes are defined as total current liabilities less the equity-settleable Convertible Notes that the Company may settle in equity.

RECONCILIATION TO NON-GAAP MEASURES	2025		2024				2023
In USD millions (unless stated otherwise)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Current liabilities	250.6	250.8	240.7	240.2	228.2	221.8	214.8	215.0
(-) Equity-settleable Convertible Notes	(225.5)	(219.1)	(213.5)	(208.4)	(204.5)	(199.5)	(200.5)	(200.4)
Current liabilities excluding equity-settleable Convertible Notes	25.1	31.7	27.2	31.8	23.7	22.3	14.3	14.6

Management believes this metric provides a useful indication of the Company’s cash-based obligations, as the Convertible Notes may be settled in shares at the Company’s discretion and therefore do not necessarily represent an imminent cash outflow. Current liabilities excluding equity-settleable Convertible Notes are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute measure of performance prepared in accordance with IFRS.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and advancing the PPG Project in the Salta province of Argentina. Lithium Argentina currently trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker “LAR”.

Earnings Release:

Third Quarter 2025

For further information contact:

Investor Relations

Telephone: +1 (778) 653-8092

Email: mailto:kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

Third Quarter 2025

TECHNICAL INFORMATION

The Scoping Study was prepared by James Wang of Golder, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Minerals Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company, and has reviewed and approved of scientific and technical information relating to the Scoping Study in this news release.

The scientific and technical information in this news release in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Minerals Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company.

Additional information about the Company’s mineral projects is contained in the Company’s Form 20-F for the year ended December 31, 2024.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2025 guidance, including expected production for Cauchari-Olaroz; targeted cost reductions for Cauchari-Olaroz; goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof; optimization and expansion plans including timing of a feasibility study, planned use of DLE technologies and construction of demonstration plant and the benefits thereof; plans for additional production capacity and improved quality; Stage 2 plans and targeted production capacity; the filing of a RIGI application in respect of Stage 2;financing strategies; the formation of the New JV and anticipated benefits therefrom; the results of the Scoping Study; the expected economics of PPG, including its NPV, IRR and capital costs; the filing of the Scoping Study in respect of PPG; the RIGI application in respect of PPG; financing of the New JV and development of PPG.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects; ability of the Company to fund, advance, develop Cauchari-Olaroz and other projects and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to advance and develop the PPG project; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the Company’s ability to operate in

Earnings Release:

Third Quarter 2025

a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; ability to repay or refinance debt as it comes due; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Form 20-F and other public filings. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on stock markets, interest rates, the

Earnings Release:

Third Quarter 2025

availability of financing, commodity markets, supply chains, equipment and construction; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties with respect to the formation of the New JV, the development of PPG and the expected economics of PPG; uncertainties inherent to the results of technical and economic studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Earnings Release:

Third Quarter 2025